Exhibit 12.1

Sterling Bancshares

Ratio of Earnings to Combined Fixed Charges

(in thousands)

	Sterling Bancshares
	12/31/08	12/31/07	12/31/06	12/31/05	12/31/04
Pre-tax income	55,983,098	78,670,607	67,778,590	52,173,709	34,446,378

Fixed Charges
Other interest	21,811,595	17,718,011	27,319,910	25,699,455	13,456,853
Net Rent expense (1/3)	3,487,037	3,013,682	1,741,748	1,422,740	1,205,855
Preferred stock dividends	398,000	—	—	—	—

Excluding interest on deposits	25,696,632	20,731,693	29,061,658	27,122,195	14,662,708

Interest on deposits	54,728,146	84,907,310	55,605,002	28,672,446	17,479,751

Including interest on deposits	80,424,777	105,639,003	84,666,660	55,794,641	32,142,458

Total Earnings
Including interest on deposits	136,407,876	184,309,610	152,445,250	107,968,350	66,588,836
Excluding interest on deposits	81,679,730	99,402,299	96,840,248	79,295,904	49,109,086

Ratio of Earnings to Combined Fixed Charges
Including interest on deposits	1.70	1.74	1.80	1.94	2.07
Excluding interest on deposits	3.18	4.79	3.33	2.92	3.35

For purposes of computing the ratios of earnings to combined fixed charges, earnings represent net income from continuing operations plus applicable income taxes and fixed charges. Fixed charges include gross interest expense, other than interest on deposits in one case and inclusive of such interest in the other, and the proportion deemed representative of the interest factor of rent expense, net of income from subleases. The interest factor attributable to rentals consists of one-third of rental charges, which we deem to be representative of the interest factor inherent in rents.